NO ACT
P.E 12-26-02
1-1183

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03016102

February 18, 2003

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Robert E. Cox
Vice President, Associate General Counsel
and Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

RE: PepsiCo, Inc.
Incoming letter dated December 26, 2002

Dear Mr. Cox:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to PepsiCo by Walden Asset Management and Domini Social Investments LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth P. Scott, CFA
Portfolio Manager
Walden Asset Management
40 Court Street
Boston, MA 02108

Adam Kanzer
General Counsel
Domini Social Investments
536 Broadway 7th Floor
New York, NY 10012

RECEIVED

2002 DEC 27 PM 4:02

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
ASSISTANT SECRETARY

RECEIVED DEC 27 2002 207 SEC MAIL PROCESSING SECTION WASH, D.C.

VIA FEDERAL EXPRESS

December 26, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: PepsiCo, Inc. (File No. 1-1183) 2003 Annual Shareholders' Meeting Shareholder Proposals

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2003 Annual Shareholders' Meeting (the "Annual Meeting") the proposal and supporting statement submitted by Walden Asset Management and Domini Social Investments LLC (the "Proponents"), dated November 19, 2002 and November 20, 2002, respectively (the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponents of the Company's intention to omit the Proposal from its 2003 Proxy Materials for the reasons stated below.

The Proposal may be omitted from the Company's 2003 Proxy Materials under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as a proposal which has been included in the Company's proxy materials twice within the preceding 5 calendar years and which has failed to receive the required minimum percentage of the shareholder vote.

Rule 14a-8(i)(12)(ii) allows the exclusion of a shareholder proposal dealing with substantially the same subject matter as a prior proposal that has been included in the

Company's proxy materials twice within the preceding 5 calendar years if, as in the case here, the proposal received less than 6% of the vote on its last submission to the shareholders.

In 2001 and 2002, the Proponents submitted proposals requesting that the Company adopt a recycling strategy and, within six months following the annual meeting, prepare a report for shareholders on the Company's efforts and progress toward achieving the strategy. The proposals submitted in 2001 and 2002 (the "Prior Proposals") are attached as Exhibits A and B, respectively. The Prior Proposals did not mandate specific recycling goals, but rather stated that "the strategy should aim to achieve, by January 1, 2005, a system-wide average of 25 percent recycled content in all plastic beverage containers, and a recovery rate of 80 percent for [the Company's] beverage containers bottled in the United States."[1] (emphasis added).

In 2001 and 2002, the Prior Proposals received 7.97% and 5%, respectively, of the vote.[2] Thus, in its last submission to shareholders, the 2002 Prior Proposal did not receive the requisite 6% of the vote required to avoid exclusion from the 2003 Proxy Materials.

Nevertheless, the Proponents have for the third year in a row submitted a proposal asking the Company to report to shareholders, within six months after the annual meeting, on its efforts to adopt a recycling strategy. As in the case of the Prior Proposals, the Proposal goes on to request a quantitative goal for a beverage container recovery rate (a "Recovery Goal") in the United States. While the Proposal does not state an explicit Recovery Goal the strategy should aim to achieve, as the Prior Proposals did, the Proposal is substantially similar to the Prior Proposals in that it requests the Company to state a Recovery Goal as part of its recycling strategy.

The Proponents appear to have drafted the Proposal with the restrictions of Rule 14a-8(i)(12)(ii) in mind. That is, the Proposal purports to differ from the Prior Proposals in one way: the Proposal does not request the Company to set a quantitative recycled content goal (a "Content Goal"). This attempt to avoid the resubmission exclusion does not work, however, as there can be no doubt that, for the past three years, the Proponents have submitted proposals aimed at the same substantive goal – the Company's adoption of a recycling strategy that includes both a Recovery Goal and a Content Goal.

In fact, the Proponents tell us why, in the context of their repeated request for the Company's adoption of a recycling strategy, they have not asked for a Content Goal as part of the Proposal this year. As they point out in their first Whereas clause, PepsiCo has already announced a Content Goal. Consistent with the Prior Proposals,

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[1] The quoted language is from the 2001 Prior Proposal. The 2002 Prior Proposal was identical except for the last phrase which read "sold in North America," rather than "bottled in the United States."

[2] Pursuant to the Company's Form 10-Q dated July 26, 2001, the 2001 Prior Proposal received 86,116,113 votes out of a total of 1,080,488,983 votes. Pursuant to the Company's Form 10-Q dated July 23, 2002, the 2002 Prior Proposal received 62,811,156 votes out of a total of 1,255,382,531 votes.

however, the Proponents continue to seek the Company's adoption of a recycling strategy that states both a Content Goal and a Recovery Goal. Indeed, the Proponents state as much in their first Whereas clause: "We believe both goals are essential to an effective recycling strategy." The minor change in the language of this year's Proposal is solely a result of the Company's implementing one aspect of the Prior Proposals and is not sufficient to make the Proposal substantially different from the Prior Proposals.

The Proponents' apparent attempts to distinguish the Proposal from the Prior Proposals fall squarely within the scope of issues that the Commission sought to address when it adopted Rule 14a-8(i)(12). In adopting the final language of the rule, the Commission indicated that the relevant considerations under Rule 14a-8(i)(12) are the substantive issues raised by the proposals and not the specific language of the proposals or the actions proposed." See Exchange Act Release No. 34-20091 (August 16, 1983). The Commission recognized that "contrary to the rule's stated objective, security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest." See Exchange Act Release No. 34-19135 (October 14, 1982). This is precisely the issue here as the Company's shareholders have resoundingly voted down the issue of adopting a recycling strategy in each of the past two years.

To prevent abuses such as those being attempted by the Proponents here, the Commission drafted Rule 14a-8(i)(12) to focus on proposals that deal with "substantially the same subject matter" rather than proposals that are "substantially the same," which was the standard under the prior version of the rule. In making this change in the text of the rule, the Commission intended to remedy situations in which proponents, such as those here, sought to avoid the restrictions of the rule "by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing its language." Id.

The Staff has regularly applied Rule 14a-8(i)(12) in a manner consistent with its intent and has taken no-action positions with respect to numerous proposal re-submissions that deal with similar substantive concerns, regardless of differences in language or proposed action. *See, e.g., Dillard's, Inc.* (March 22, 2002) (proposal seeking adoption of code of conduct relating to human rights deals with substantially the same subject matter as prior proposals calling for a report describing company's actions to ensure that it does not do business with overseas suppliers who use forced or child labor); *Eastman Chemical Co.* (February 28, 1997) (proposal seeking report on legal issues relating to supply of raw materials to tobacco companies deals with substantially the same subject matter as prior proposal seeking divestiture of product line); *Gannet Co., Inc.* (February 12, 1996) (proposals seeking policies to limit occurrence and impact of tobacco advertising deal with substantially similar subject matter as prior proposals requesting research and reports on tobacco advertising); *see also BankBoston* (May 27, 1999) (finding some basis for exclusion under Rule 14a-8(i)(12) since the proposal and prior proposals, although not identical, dealt with same subject matter); *Merck & Co., Inc.* (January 28, 1999) (same); *Philip Morris Companies, Inc.* (January 24, 1994) (same). Omission of the Proposal would be consistent with the Staff's previous no-action positions.

Based on the foregoing, the Company respectfully requests the Division's concurrence with its decision to omit the Proposals from the Company's 2003 Proxy Materials, and further requests that we be notified of this. If you have any questions on this matter, you may telephone the undersigned at (914) 253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President, Associate General
Counsel and Assistant Secretary

Enclosures

Cc: (Via Certified Mail/Return Receipt Requested)

Kenneth P. Scott, CFA
Portfolio Manager
Walden Asset Management
40 Court Street, Boston MA 02108

Adam Kanzer
General Counsel
Domini Social Investments
536 Broadway 7th Floor, New York NY 10012

Elizabeth Elliott McGeveran
Vice President
ISIS Asset Management
99 Chauncy Street 6th Floor, Boston MA 02111

Diane Tod South
Director of Social Research
Citizens Fund
230 Commerce Way, Portsmouth NH 03801

Elaine Palmer, PepsiCo

PROPOSAL THAT PEPSICO ADOPT COMPREHENSIVE RECYCLING STRATEGY

WHEREAS PepsiCo has repeatedly emphasized its commitment to environmental leadership, and its brand value depends on excellence;

Yet, the majority of Pepsi's beverage containers in the U.S. is being needlessly thrown in landfills, incinerated or littered and are therefore diverted from the national supply of recycled plastic and aluminum;

In 2001, PepsiCo announced a goal to incorporate 10% recycled content resin into its plastic beverage containers in North America. However, PepsiCo does not have a publicly stated, quantitative goal to increase beverage container recovery rates. We believe both goals are essential to an effective recycling strategy;

The U.S. recycling rate for beverage containers has declined significantly in recent years. The U.S. recycling rate for *aluminum* beverage cans declined from 61% in 1994 to 49% in 2001, while the recycling rate for *plastic* soft drink bottles declined from more than 50% in 1994 to 35% in 2001. Conversely, recycling rates of 72% and higher were achieved in the 10 U.S. states with container deposit legislation (or bottle bills). Significant container recovery rates are possible, as evidenced in these 10 states, and in countries like Norway and Sweden where companies have achieved beverage container recovery rates of more than 80%. In the U.S., states with beverage container deposit systems recover three times as many bottles as states without deposits. Nevertheless, PepsiCo actively opposes container deposit systems without putting forth a solution capable of achieving similar recovery rates; and,

WHEREAS setting public, quantitative goals for higher rates of beverage container recovery will complement PepsiCo's goals for higher rates of recycled content in beverage containers;

BE IT RESOLVED THAT Shareowners of PepsiCo request that the board of directors report to shareholders by September 1, 2003, on its efforts to adopt a recycling strategy that includes a publicly stated, quantitative goal for a beverage container recovery rate in the U.S.

The report should detail the means and feasibility of achieving, as soon as practicable, a container recovery goal established by PepsiCo or the Pepsi system or by its trade associations. The report should:

- include a cost-benefit analysis of the different container recovery options available, such as curbside recycling, drop-off programs, container deposit systems, and voluntary company and industry programs; and

- explain what PepsiCo believes is an acceptable recycling rate goal for beverage containers, and how PepsiCo will help achieve that goal; and

- explain PepsiCo's position on beverage container deposit systems.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 26, 2002

The proposal requests that the board of directors report to shareholders on its efforts to adopt a recycling strategy that includes a publicly stated, quantitative goal for enhanced rates of beverage container recovery in the U.S.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Jennifer Bowes
Attorney-Advisor